                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D
                                    (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13D-2(a)
                                 (Amendment No. 1)(1)

                             REGENT COMMUNICATIONS, INC.
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                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     758865 10 9
                                    --------------
                                    (CUSIP Number)

                                   COPY TO:

William H. Ingram                           Paul A. Gajer
Waller-Sutton Media Partners, L.P.          Rubin Baum Levin Constant & Friedman
c/o Waller-Sutton Management Group, Inc.    30 Rockefeller Plaza
One Rockefeller Plaza, Suite 3300           29th Floor
New York, New York 10020                    New York, New York 10112
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                  February 23, 1999
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))


                                  Page 1 of 8 Pages
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CUSIP No. 758865 10 9                 13D                      Page 2 of 8 Pages


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1    NAME OF REPORTING PERSONS

     Waller-Sutton Media Partners, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     13-3955719
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)                   / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*         OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

 Number of                    2,531,785 shares                             91.3%
  Shares                 -------------------------------------------------------
Beneficially             8    SHARED VOTING POWER
 Owned By
   Each                            0 shares                                   0%
 Reporting               -------------------------------------------------------
  Person                 9    SOLE DISPOSITIVE POWER
   With
                              2,531,785 shares                             91.3%
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0 shares                                        0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,531,785 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    91.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 758865 10 9                 13D                      Page 3 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Waller-Sutton Media, L.L.C.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     22-3528778
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)                   / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*         OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

 Number of                    2,531,785 shares                             91.3%
  Shares                 -------------------------------------------------------
Beneficially             8    SHARED VOTING POWER
 Owned By
   Each                            0 shares                                   0%
 Reporting               -------------------------------------------------------
  Person                 9    SOLE DISPOSITIVE POWER
   With
                              2,531,785 shares                             91.3%
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0 shares                                        0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,531,785 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    91.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated March 4, 1999, constitutes Amendment No. 1 to the
Schedule 13D dated July 16, 1998 (the "Schedule") regarding the beneficial ownership of Waller-Sutton Media Partners, L.P. ("Waller-Sutton") and its sole general partner, Waller-Sutton Media, L.L.C.("Waller-LLC"), of the Common Stock of Regent Communications, Inc.

ITEM 1.   Security and Issuer

          The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"), of Regent Communications, Inc., a Delaware corporation, which has its principal executive offices at 50 East RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011 (the "Issuer").

ITEM 2.   Identity and Background

          The information set forth on Annex 2a attached to the Schedule is incorporated herein by reference.

ITEM 3.   Source and Amount of Funds or Other Consideration

          The funds used by Waller-Sutton to purchase the additional shares of the Series F Preferred Stock (as defined below) described herein consisted of the capital contributions of its partners and its general working capital.

ITEM 4.   Purpose of Transaction

          On June 15, 1998 Waller-Sutton entered into a Purchase Agreement with certain other purchasers (the "Other Purchasers") and the Issuer (the "Purchase Agreement"), pursuant to which Waller-Sutton purchased certain shares of the Issuer's Series F Preferred Stock (the "Series F Preferred Stock") and certain other securities of the Issuer, which purchases are described in the Schedule and the Exhibits thereto. In addition, the Purchase Agreement provided that Waller-Sutton and the Other Purchasers would, under certain circumstances, become committed to purchase additional shares of Series F Preferred Stock, at one or more "Additional Closings," as more fully described in Item 4 of the Schedule and Exhibit 2 thereto. On November 30, 1998, Waller-Sutton purchased 195,123 shares of Series F Preferred Stock for $975,615 and on February 23, 1999, Waller-Sutton purchased an additional 286,022 shares of Series F Preferred Stock for $1,430,110, each of which purchases was made at an Additional Closing.

     Each share of Series F Preferred Stock is convertible into one share of Common Stock (subject to adjustment as provided in the Issuer's certificate of incorporation).

ITEM 5.   Interests in Securities of the Issuer.

          (a) The following sets forth the aggregate number and percentage (based on 240,000 shares of Common Stock outstanding, as indicated on Schedule
5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 1998 (the "Issuer's Form 10-Q")) of shares


                                  Page 4 of 8 Pages
of Common Stock owned beneficially by Waller-Sutton and Waller-LLC, as of March 4, 1999 (except as indicated below, none of the other persons listed on Annex 2a hereto beneficially owns any shares of Common Stock):

                                    Shares of Common        Percentage of Shares
                                   Stock Beneficially         of Common Stock
                                        Owned               Beneficially Owned
                                   ------------------       ------------------
Waller-Sutton Media Partners, L.P.   2,531,785 shares             91.3%
Waller-Sutton Media, L.L.C.          2,531,785 shares             91.3%

     The 2,531,785 shares of Common Stock beneficially owned by Waller-Sutton and Waller-LLC consist of (i) 1,481,145 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by Waller-Sutton, (ii) 650,000 shares of Common Stock issuable upon exercise of a Warrant and (iii) 400,640 shares issuable upon conversion of Series C Preferred Stock owned by Waller-Sutton. Based upon 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Form 10-Q, Waller-Sutton beneficially owns 91.3% of the Common Stock. Waller-LLC is the sole general partner of Waller-Sutton and therefore beneficially owns the shares of Common Stock, Series C Preferred Stock and Series F Preferred Stock held by Waller-Sutton.

     William H. Ingram, a member and Chairman of Waller-LLC, a limited partner of Waller-Sutton and an Other Purchaser under the Purchase Agreement, beneficially owns an 74,057 shares of Series F Preferred Stock and a warrant to purchase 10,000 shares of Common Stock, which were purchased under the Purchase Agreement for an aggregate consideration of $370,285. Waller-Sutton disclaims beneficial ownership of such shares of Series F Preferred Stock and Common Stock. In addition, Mr. Ingram disclaims beneficial ownership of all the shares of the Issuer's capital stock owned by Waller-Sutton.

          (b) Waller-Sutton, through its sole general partner Waller-LLC, has sole power to vote and dispose of all of the shares of Series F Preferred Stock owned by Waller-Sutton. However, Waller-Sutton has entered into the Stockholders' Agreement described in ITEM 6 below, which contains provisions as to the voting of such shares in respect of the election of directors.

          (c) The following is a description of all transactions in shares of Common Stock by Waller-Sutton effected from November 30, 1998 through
February 23, 1999, inclusive.
                                                             Number of Shares
Name                                  Date of Acquisition  Beneficially Acquired
----                                  -------------------  ---------------------

Waller-Sutton Media Partners, L.P.          11/30/98              195,123
Waller-Sutton Media L.L.C                   11/30/98              195,123
Waller-Sutton Media Partners, L.P.           2/23/99              286,022
Waller-Sutton L.L.C.                         2/23/99              286,022


                                  Page 5 of 8 Pages

          (d)  Not Applicable.

          (e)  Not Applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Concurrently with the execution of the Note Purchase Agreement and Purchase Agreement, the Issuer, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer entered into the Stockholders' Agreement, as described in the Schedule and Exhibit 4 thereto.


ITEM 7.   Material to be Filed as Exhibits.

Exhibit #      Description of Exhibit
---------      ----------------------

1 Joint Filing Agreement, dated as of March 4, 1999, between Waller-Sutton Media Partners, L.P. and Waller-Sutton Media, L.L.C.






                                  Page 6 of 8 Pages

                                      Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 4,  1999     WALLER-SUTTON MEDIA PARTNERS, L.P.

                              By: Waller-Sutton Media, L.L.C., its general
                              partner


                              By: /s/ Cathy M. Brienza
                                 ---------------------------------
                                 Name: Cathy M. Brienza
                                 Title: Vice President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                      Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 4,  1999     WALLER-SUTTON MEDIA, L.L.C.


                              By: /s/ Cathy M. Brienza
                                 ---------------------------------
                                 Name: Cathy M. Brienza
                                 Title: Vice President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




                                  Page 7 of 8 Pages